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                                                           FOR IMMEDIATE RELEASE


             TURKCELL ANNOUNCES EXTRAORDINARY SHAREHOLDERS MEETING


Istanbul, Turkey: September 1, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, has today announced that an Extraordinary Shareholders Meeting will be held on October 30, 2003 in Istanbul.

On August 29, 2003 Turkcell received a notice from one of its two statutory auditors that it was calling an Extraordinary General Shareholders Meeting pursuant to its supervisory obligation over the Turkcell Board and its statutory right under the Turkish Commercial Code. In its notice to Turkcell, the statutory auditor stated that the Extraordinary General Shareholders Meeting was being called "due to the Board of Directors being unable to agree upon important and strategic decisions for Turkcell". Turkcell has no authority under the Turkish Commercial Code to object to such a notice and is required to take all necessary actions to convene the Extraordinary General Shareholders Meeting. Accordingly, Turkcell is not in a position to comment on the notice received from the statutory auditor at this time. The agenda for the meeting was set by the statutory auditor and includes the election of all seven members of the Turkcell Board of Directors.

                              www.turkcell.com.tr


About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 17.2 million postpaid and prepaid customers as of Jun 30, 2003. Turkcell had revenues of US$ 1,074.8 million as of Jun 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.


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For further information please contact:

Turkcell                                        Citigate Dewe Rogerson

Investors:                                      Europe
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500                           Kate Delahunty/Oskar Yasar
Email: koray.ozturkler@turkcell.com.tr          Tel: +44 20 7282 2934
                                                Email: kate.delahunty@citigatedr.co.uk
Mehmet Sezgin, Investor Relations                      Oskar.yasar@citigatedr.co.uk
Tel: + 90 212 313 1290
Email: mehmet.sezgin@turkcell.com.tr            United States

investor.relations@turkcell.com.tr              Victoria Hofstad/Patrick Hughes
                                                Tel: +1 212 688 6840
Media:                                          Email: victoria.hofstadqcitigatedr-ny.com
Zuhal Seker, Corporate Communications                  patrick.hughes@citigatedr-ny.com
Tel: + 90 212 313 2330
Email: zuhal.seker@turkcell.com.tr

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr

Internet: www.turkcell.com.tr
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     SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TURKCELL ILETISIM HIZMETLERI A.S.


Date:    September 2, 2003                By:  /s/ MUZAFFER AKPINAR
                                               ------------------------

                                          Name:    Muzaffer Akpinar
                                          Title:   Chief Executive Officer